                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                 SCHEDULE 13G/A

                                (AMENDMENT NO. 4)

                    Under the Securities Exchange Act of 1934

                                  HACH COMPANY
                            -------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                          -----------------------------
                         (Title of class of securities)


                                   404504 10 2
                          -----------------------------
                                 (CUSIP Number)



     Check the following box if a fee is being paid with this statement: /   /


                                                               Page 1 of 6 Pages
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                                                               Page 2 of 6 Pages

CUSIP NO. 404504 10 2
--------------------------------------------------------------------------------
 (1)  Names of Reporting Person      Hach Company Employee
      S.S. or I.R.S. Identifica-     Stock Ownership Plan and
      tion Nos. of Above Person      Trust
                                     F.E.I.N. 84-1126463

-------------------------------------------------------------------------------
 (2)  Check the appropriate Box          (a)
      if a Member of a Group           -----------------
                                         (b)
--------------------------------------------------------------------------------
 (3)  SEC Use Only
--------------------------------------------------------------------------------
 (4)  Citizenship or Place of          United States of America
      Organization
--------------------------------------------------------------------------------
Number of Shares                      (5)  Sole Voting Power
Beneficially Owned                                                 -0-
by Each Reporting                        ---------------------------------------
Person With                           (6)  Shared Voting           -0-
                                         ---------------------------------------
                                      (7)  Sole Dispositive      677,633

                                         ---------------------------------------
                                      (8)  Shared Dispositive      -0-
                                           Power
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially                               677,633
     Owned by Each Reporting Person

--------------------------------------------------------------------------------
(10) Check if the Aggregate Amount
     in Row (9) Excludes Certain Shares
--------------------------------------------------------------------------------
(11) Percent of Class Represented
     by Amount in Row (9)                                          5.95%

--------------------------------------------------------------------------------
(12) Type of Reporting Person                                        EP
--------------------------------------------------------------------------------

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                                                               Page 3 of 6 Pages

                                  SCHEDULE 13G
                                (AMENDMENT NO. 4)

ITEM 1.

      (a)  Name of Issuer:  Hach Company

      (b)  Address of Issuer's Principal Executive Office:

           5600 Lindbergh Drive
           Loveland, Colorado  80537

ITEM 2.

      (a)  Name of Persons Filing:   Hach Company Employee Stock Ownership Plan
                                     and Trust (referred to herein as the
                                     "Reporting Person" or the "Plan")

      (b)  Address of Principal Business Office or, if none, Residence:

                     5600 Lindbergh Drive
                     Loveland, Colorado

      (c)  Citizenship:  United States of America

      (d)  Title of Class of Securities:  Common Stock

      (e)  CUSIP Number:  404504 10 2

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a)  _____Broker or Dealer registered under Section 15 of the Act;

      (b)  _____Bank as defined in Section 3(a)(6) of the Act;

      (c)  _____Insurance Company as defined in Section 3(a)(19) of the Act;

      (d)  _____Investment Company registered under Section 8 of the
                     Investment Company Act;

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                                                               Page 4 of 6 Pages

      (e)  _____Investment Adviser registered under Section 203 of the
                     Investment Advisers Act of 1940;

      (f)  __X__Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-
                     1(b)(1)(ii)(F);

      (g)  _____Parent Holding Company, in accordance with Rule 13d-
                     1(b)(ii)(G);

      (h)  _____Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.    OWNERSHIP.

      (a)  Amount Beneficially Owned:

                677,633

      (b)  Percent of Class

                  5.95%

      (c) The number of shares which the Reporting Person owns and the nature of the Reporting Person's beneficial ownership is as follows:

      (i)  Sole power to vote or direct the vote:    0

     (ii)  Shared power to vote or direct the vote:  0*

    (iii)  Sole power to dispose or direct the disposition:    0

     (iv)  Shared power to dispose or direct the disposition:  0

 * Excluded from the number of shares which the Plan has the power of vote are 677,633 shares which are allocated to the accounts of individual account holders of the Plan, and as to which the individual account holders have the right to vote. The Plan's Trustees have only contingent voting rights with respect to these shares, which are imposed by ERISA. On December 31, 1995, no matters were submitted to the vote of shareholders, and therefore no account beneficiaries had failed to exercise their voting rights or otherwise triggered the contingent voting obligations imposed on the Trustees of the Plan 1 by ERISA.

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                                                               Page 5 of 6 Pages

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Dividends and proceeds from the sales of any shares owned are allocated to the accounts of the beneficiaries of the Plan on a regular basis throughout the year.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10. CERTIFICATION.

      By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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                                                               Page 6 of 6 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

                                        HACH COMPANY EMPLOYEE STOCK
                                        OWNERSHIP PLAN AND TRUST
                                        BY:


                                         /s/ Loel J. Sirovy
                                        -------------------------------------
                                        Loel J. Sirovy, Co-Trustee


                                         /s/ Randall A. Peterson
                                        -------------------------------------
                                        Randall A. Peterson
                                        Co-Trustee


                                         /s/ Gary R. Dreher
                                        -------------------------------------
                                        Gary R. Dreher, Co-Trustee


February 13, 1996